Exhibit 99.1

WANG & LEE GROUP, Inc.

(Incorporated in the British Virgins Islands with limited liability)

Notice of 2024 Annual General Meeting of Shareholders

To Be Held on October 29, 2024, at 9:00 a.m., local time

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Meeting” or “AGM”) of the shareholders of WANG & LEE GROUP, Inc. (the “Company”) will be held at Unit B, 11/F, 8 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong, on October 29, 2024, at 9:00 p.m., local time. Eligible shareholders, directors, as well as duly appointed proxyholders will be able to attend, participate and vote at the Meeting.

The purpose of the Meeting is as follows:

1.	RESOLVED: to ratify and approve the appointment of AOGB CPA Limited as auditor of the Company for the fiscal year ending December 31, 2024, and to authorize the board of directors of the Company to fix the remuneration of the auditor (the “Auditor Proposal”);

2.	RESOLVED: to elect the following persons as Directors of the Company, pursuant to the Company’s Amended and Restated Articles of Association (the “Election Proposal”):

a.	Pui Lung Ho be re-elected as a director of the Company to hold office until the next annual general meeting or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal;

b.	Olivia Sarah Annabel Marion Serre be re-elected as a director of the Company to hold office until the next annual general meeting or until her successors are duly elected and qualified, subject to earlier death, resignation, or removal;

c.	Juan Ruiz-Coello be re-elected as a director of the Company to hold office until the next annual general meeting or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal; and

d.	Chun Yip, Edmund Chan be re-elected as a director of the Company to hold office until the next annual general meeting or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal.

e.	Wood Shing Kei Sze be re-elected as a director of the Company to hold office until the next annual general meeting or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal.

3.	RESOLVED: to approve the 2024 Equity Incentive Plan and the Hong Kong Sub-Plan (the “Equity Incentive Plan Proposal”); and

4.	to approve to direct the chairman of the annual general meeting to adjourn the annual general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 – 3 (the “Adjournment Proposal”).

The foregoing items of business are described in the proxy statement accompanying this notice. The board of directors of the Company (the “Board of Directors”) unanimously recommends that the shareholders vote “FOR” for all the items.

The Board of Directors of the Company has fixed the close of business New York time on October 3, 2024 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof.

Please refer to the proxy form, which is attached to and made a part of this notice. Holders of record of the Company’s ordinary shares (the “Ordinary Shares”) at the close of business on the Record Date are entitled to vote at the AGM and any adjourned or postponed meeting thereof.

Management is soliciting proxies. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and vote it (i) online at www.transhare.com, (ii) by fax at 1.727.269.5616, (iii) email at Proxy@Transhare.com, or (iv) by mail to Proxy Team, Transhare Corporation, 17755 US Highway 19 N, Suite 140, Clearwater FL 33764.

Holders of record of the Ordinary Shares as of the Record Date are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the AGM to ensure your representation at such meeting.

Pursuant to Nasdaq’s Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of our annual report to shareholders by visiting the “SEC Filings” heading under the “SEC Filings” section of the Company’s website at https://www.wangnleegroup.com/. If you want to receive a paper or email copy of the Company’s annual report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations Contact of the Company, at ir@wangnlee.com.hk.

WANG & LEE GROUP, INC.

Date:	October 10, 2024	By:	/s/ Pui Lung Ho
Pui Lung Ho, Chief Executive Officer

WANG & LEE GROUP, Inc.

Annual General Meeting of Shareholders

October 29, 2024

9:00 a.m., local time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of WANG & LEE GROUP, Inc. (the “Company”) is soliciting proxies for the annual general meeting of shareholders (the “Meeting” or “AGM”) of the Company to be held on October 29, 2024 at 9:00 a.m., local time. The Company will hold the Meeting Unit B, 11/F, 8 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong, which shareholders will be able to attend in person. Shareholders will have an equal opportunity to participate at the Meeting and engage with the directors, management, and other shareholders of the Company online, regardless of their geographic location.

Eligible shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting in person. Beneficial shareholders who hold their Ordinary Shares (as defined below) through a broker, investment dealer, bank, trust corporation, custodian, nominee, or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guest, but will not be able to participate in or vote at the Meeting.

Only holders of the ordinary shares of the Company ( the “Ordinary Shares”) of record at the close of business on October 3, 2024 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. Members holding Ordinary Shares that represent in person or by proxy not less than 50% of the votes of the issued Ordinary Shares carrying the right to vote at the Meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s Ordinary Shares shall be entitled to one vote in respect of each Ordinary Share held by such holder on the Record Date.

After carefully reading and considering the information contained in this proxy statement, including the annexes, please vote your shares as soon as possible so that your shares will be represented at the Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

PROPOSALS TO BE VOTED ON

The purpose of the Meeting is as follows:

1.	RESOLVED: to ratify and approve the appointment of AOGB CPA Limited as auditor of the Company for the fiscal year ending December 31, 2024, and to authorize the board of directors of the Company to fix the remuneration of the auditor (the “Auditor Proposal”);

2.	RESOLVED: to elect the following persons as Directors of the Company, pursuant to the Company’s Amended and Restated Articles of Association (the “Election Proposal”):

a.	Pui Lung Ho be re-elected as a director of the Company to hold office until the next annual general meeting or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal;

b.	Olivia Sarah Annabel Marion Serre be re-elected as a director of the Company to hold office until the next annual general meeting or until her successors are duly elected and qualified, subject to earlier death, resignation, or removal;

c.	Juan Ruiz-Coello be re-elected as a director of the Company to hold office until the next annual general meeting or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal; and

d.	Chun Yip, Edmund Chan be re-elected as a director of the Company to hold office until the next annual general meeting or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal.;

e.	Wood Shing Kei Sze be re-elected as a director of the Company to hold office until the next annual general meeting or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal.

3.	RESOLVED: to approve the 2024 Equity Incentive Plan and the Hong Kong Sub-Plan (the “Equity Incentive Plan Proposal”); and

4.	to approve to direct the chairman of the annual general meeting to adjourn the annual general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 – 3 (the “Adjournment Proposal”).

The Board of Directors recommends a vote “FOR” each of the Proposals No. 1 – 3.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so at the Meeting. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and vote it (i) online at www.transhare.com, (ii) by fax at 1.727.269.5616, (iii) email at Proxy@Transhare.com, or (iv) by mail to Proxy Team, Transhare Corporation, 17755 US Highway 19 N, Suite 140, Clearwater FL 33764.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to Nasdaq’s Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of our annual report to shareholders by visiting the “SEC Filings” heading under the “SEC Filings” section of the Company’s website at https://www.wangnleegroup.com/. If you want to receive a paper or email copy of the Company’s annual report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations Contact of the Company, at ir@wangnlee.com.hk.

PROPOSAL NO. 1

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has selected AOGB CPA Limited (“AOGB”) as our independent registered public accounting firm for the fiscal year ending December 31, 2024, and has further directed that we submit the selection of the independent registered accounting firm for ratification by our shareholders at the 2024 Annual Meeting. AOGB has audited the Company’s financial statements since 2023. Representatives of AOGB will not be presented at the 2024 Annual Meeting.

The selection of our independent registered public accounting firm is not required to be submitted for shareholder approval. Nonetheless, the Board is seeking ratification of its selection of AOGB as a matter of further involving our shareholders in our corporate affairs. If our shareholders do not ratify this selection, the Board will reconsider its selection of AOGB and will either continue to retain the firm or appoint a new independent registered public accounting firm. Even if the selection is ratified, the Board may, in its sole discretion, determine to appoint a different independent registered public accounting firm at any time during the year if it determines that such a change would be in our and our shareholders’ best interests.

The Audit Committee reviews and must pre-approve all audit and non-audit services performed by our independent registered public accounting firm, as well as the fees charged by it for such services. In its review of non-audit service fees, the Audit Committee considers, among other things, the possible impact of the performance of such services on the accounting firm’s independence.

Independent Registered Public Accounting Firm’s Fees

The following table sets forth the aggregate fees billed or expected to be billed for audit and other services provided by AOGB for the fiscal year ended December 31, 2023. AOGB has served as our principal accounting firm since 2024.

For the Year Ended December 31,
2023
Services Rendered
Audit	$85,000
Audit related services	-
Tax	-
All other fees	-
Total	$85,000

Audit Fees include primarily professional services rendered for the audits of the consolidated financial statements and internal controls over financial reporting, the review of documents filed with the SEC, consents, and financial accounting and reporting consultations.

Audit-Related Fees include reviews of the interim financial statements contained in the Company’s Form 6-K.

Tax Fees include professional service fees for tax compliance, tax planning, and tax advice. Tax compliance involves preparation of original and amended tax returns and claims for refund. Tax planning and tax advice encompass a diverse range of services, including assistance with tax audits and appeals, tax advice related to employee benefit plans, and requests for rulings or technical advice from taxing authorities.

All Other Fees include professional fees associated with the review and consent of SEC filings related to equity issuance for certain officers and former employees.

Pre-Approval Policies and Procedures

Our Audit Committee has adopted a procedure for pre-approval of all fees charged by our independent auditors. Under the procedure, the Audit Committee pre-approves all auditing services and the terms of non-audit services provided by our independent registered public accounting firm, but only to the extent that the non-audit services are not prohibited under applicable law and the Audit Committee determines that the non-audit services do not impair the independence of the independent registered public accounting firm. Other fees are subject to pre-approval by the Audit Committee, or, in the period between meetings, by a designated member of the Board or Audit Committee. Any such approval by the designated member is disclosed to the entire Board at the next meeting. All fees that were incurred in fiscal year 2023 were pre-approved by the Audit Committee.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE RATIFICATION OF SELECTION OF AOGB CPA LIMITED AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDED DECEMBER 31, 2024

PROPOSAL NO. 2

RE-ELECTION OF CURRENT DIRECTORS

The Board of Directors currently consists of five members. All five current directors named below will seek re-election at the Meeting.

The Company’s corporate governance and nominating committee recommends, and the Board of Directors concurs, that the five current directors be re-elected.

Each director to be re-elected will hold office until the next annual general meeting of shareholders or until his/her successors are duly elected and qualified, subject to earlier death, resignation, or removal, in accordance with the articles of association of the Company.

DIRECTORS FOR RE-ELECTION

Pui Lung Ho, graduated in New Zealand and Hong Kong with a Bachelor Degree of Science, a Bachelor Degree of Engineering in Building Engineering and a Master Degree of Science in Engineering Management. He has over 20 years of experience in the building industry. He joined WANG & LEE CONTRACTING LIMITED in 2000. He is now our Chief Executive Officer and Chairman. He specializes in building services installation, energy management and energy-saving planning design.

His profession qualifications are below:

Professional Regulations	Qualification	Since
The Hong Kong Institution of Engineers	Certified Member	March 1, 2016
HK Institution of Facilities Engineers	Certified Facilities Engineer	March 31, 2017
Engineers Registration Board	Registered Professional Engineer	July 1, 2017
The Chartered Institution of Building Services Engineers	Certified Member	December 21, 2017
The Chartered Institution of Building Services Engineers	Chartered Engineer	March 5, 2018
The Chartered Institution of Plumbing and Heating Engineering	Certified Member	January 14, 2019

Through his two decades of work experience with WANG & LEE CONTRACTING LIMITED, Mr. Ho has participated and led the organization through various cycles of growth to the where it stands today. Shored by his education and professional qualifications, Mr. HO has honed his executive leadership and management skills over the years and has surrounded himself with a team of like-minded, competent professionals. His decades long involvement in our industry coupled with his familiarity with the Company and its employees is a unique combination that sets the leadership within this organization apart from its competition.

Olivia Sarah Annabel Marion Serre is our independent director. Ms. Serre graduated in France with a Bachelor of Architecture and Interior Design in 2010. She has extensive experience collaborating with reputable architecture firms (Tarlet Architects & Gerzina Architecture, MAKE Creative & Innova Design etc.) involved in commercial, residential, retail and medical projects. Since September 2012, she founded Oli & J, a creative jewelry brand that specialized in the beauty of Australian Gemstones and timeless pieces which has launched into the European market by showcasing at the BIJORHCA International Jewelry Show (Paris, France) and display currently at the iconic Victoria & Albert Museum since 2016 (London, UK). Ms. SERRE currently resides in France.

Juan Ruiz-Coello is our independent director. Mr. Ruiz-Coello is the director of OJ Studio Pty Ltd with extensive experience in design and build projects, electrical network and fiber optic cable services, solar energy installations, energy efficiency and cryptocurrency infrastructure and systems. Mr. RUIZ-COELLO has been an accredited electrician since 2008 and undertook major design and build projects as a selected contractor for major commercial landmarks including the Queen Victoria Building and Sydney Westfields as well as for jewelry exhibitions and art galleries in Hong Kong, Paris, London and Sydney. He was responsible for domestic and commercial solar installations in Australia and Spain as a contractor and accredited installer for Ecopense Pty Ltd, an international leading expert in the solar and electrical industry. He has designed and developed crypto proof-of-state mining computers to support the Ethereum Cryptocurrency Network to compute the block chain transactions using high powered modified graphics cards and has developed and managed a solar and crypto currency mining rig to work effectively with energy efficient solar array system to make the mining system powered by green energy. He currently resides in Australia.

Chun Yip, Edmund Chan is our independent director. Mr. Chan is a Qualified Public Accountant and graduated in Hong Kong with Bachelor of Business Administration (Honors) – Accounting. He worked as a Senior Auditor at RSM Nelson Wheeler, one of the largest CPA firms over 3 years and then as Senior Accountant at Time Watch Investments Limited, a public company for over 7 years. He has over 10 years’ experience in financial and management in listed companies and is appointed as Chairman of our Audit Committee.

Wood Shing Kei Sze is our independent director. Mr. Sze has been an independent Director of Troops, Inc., (Symbol: Troo), a NASDAQ listed company, since June 26, 2018. From April 2004 to April 2007, Mr. SZE served as an audit senior in Moore Stephens CPA Limited. From November 2007 to February 2008, Mr. SZE served as a senior accountant at Grant Thornton Hong Kong Limited. Subsequently, Mr. SZE served as financial manager of Global Beverages Asia Limited, Skyworth Digital Holdings Limited, and TAL Apparel Limited since 2008, 2009, and 2013 respectively. From September 2013 to April 2018, Mr. SZE served as the financial controller of the property & facility management services at Synergis Management Services Limited, a subsidiary of Synergis Holdings Limited (02340.HK) which is a Hong Kong listed company engaging in the provision of property and facility management services. Mr. SZE obtained a Bachelor of Arts degree in Accountancy from the Hong Kong Polytechnic University in 2002. Mr. SZE has been a chartered accountant at the Association of Chartered Certified Accountants since 2008.

“IT IS HEREBY RESOLVED, that:

(A)	Mr. Pui Lung Ho be re-elected as a director of the Company to hold office until the next annual general meeting or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal;

(B)	Ms. Olivia Sarah Annabel Marion Serre be re-elected as a director of the Company to hold office until the next annual general meeting or until her successors are duly elected and qualified, subject to earlier death, resignation, or removal;

(C)	Mr. Juan Ruiz-Coello be re-elected as a director of the Company to hold office until the next annual general meeting or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal; and

(D)	Mr. Chun Yip, Edmund Chan be re-elected as a director of the Company to hold office until the next annual general meeting or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal;

(E)	Mr. Wood Shing Kei Sze be re-elected as a director of the Company to hold office until the next annual general meeting or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal;

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE RE-ELECTION OF EACH OF THE CURRENT DIRECTORS NAMED ABOVE

PROPOSAL NO. 3

APPROVAL OF EQUITY INCENTIVE PLAN PROPOSAL

The Compensation Committee of the Board has recommended that the Company should establish and maintain an equity incentive plan pursuant to which the Company may offer selected officers, directors, employees of and consultants to the Company and its subsidiaries the opportunity to acquire or increase equity ownership in the Company.

On October 10, 2024, the Board adopted, subject to shareholders’ approval, the WANG & LEE GROUP, Inc. 2024 Equity Incentive Plan (the “Plan”) and the related Hong Kong Sub-Plan (“Sub-Plan”). The Plan and the Sub-Plan are designed to enable the flexibility to grant equity awards to our key management employees, directors and consultants and to ensure that we can continue to grant equity awards to eligible recipients at levels determined to be appropriate by the Board and/or the Compensation Committee. A copy of the form of the proposed Plan and the Sub-plan is attached as Exhibit 99.3 filed as part of the Form 6-K report containing the proxy statement (which is subject to such reasonable amendments as determined by the Board) and is incorporated herein by reference.

Summary of Material Features of the Plan

The material features of the Plan and Sub-Plan are:

●	Subject to any adjustments as necessary pursuant to Article XV, the aggregate number of Shares reserved and available for grant and issuance under the Plan is 2,264,077;

●	The Sub-Plan is not intended to provide rights with respect to options to which the Sub-Plan applies in addition to those rights granted under the Plan but it is adopted to satisfy the requirements of applicable Hong Kong laws and regulations;

●	The award of options (including non-qualified options and incentive share options), share appreciation rights, restricted shares, performance share units, performance shares, unrestricted shares, distribution equivalent rights or other share-based awards granted under the Plan is permitted;

●	If any shares subject to an award are withheld or applied as payment in connection with the exercise of an award or the withholding or payment of taxes related thereto, will be treated as available again for grant under the Plan. Moreover, the number of shares available for issuance under the Plan may be increased through the Company’s purchase of shares on the open market with the proceeds obtained from the exercise of any options granted under the Plan;

●	Subject to certain exception as per Article XV of the Plan, share options will not be repriced without shareholders’ approval;

●	Except for awards previously granted, the Board may alter, amend, suspend, discontinue or terminate the Plan in whole or in part without the approval of the Company’s shareholders, except if such shareholder approval is required by any federal or state law or regulation or the rules of any stock exchange or automated quotation system on which the Shares may then be listed or quoted, or the Board determines to submit such amendments or alterations to shareholders for approval; and

●	The term of the Plan will expire, subject to the right of the Board to amend or terminate the Plan at any time (pursuant to Article XV of the Plan), until the earlier of the tenth anniversary of the Plan’s effective date, or the date all shares subject to the Plan will have been purchased or acquired and the restrictions on all restricted shares granted under the Plan will have lapsed.

Based solely on the $1.59 closing price of our ordinary shares as reported by the Nasdaq Capital Market on October 9, 2024 and the maximum number of shares that would have been available for awards as of such date under the Plan, the maximum aggregate market value of the ordinary shares that could potentially be issued under the Plan is approximately $3,599,883, The ordinary shares underlying any awards that are forfeited, canceled or otherwise terminated, other than by exercise, under the Plan, will be added back to the ordinary shares available for issuance under the Plan. Shares tendered or held back upon exercise of a share option or settlement of an award under the Plan to cover the exercise price or tax withholding will be added back to the ordinary shares available for issuance under the Plan. In addition, ordinary shares repurchased on the open market will be added back to the ordinary shares available for issuance under the Plan.

Summary of the Plan

The following description of certain features of the Plan is intended to be a summary only. The summary is qualified in its entirety by the full text of the Plan, which is attached hereto as Exhibit 99.3 filed as part of the Form 6-K.

Administration. The Plan will be administered by the Compensation Committee.

The Committee may delegate any or all of the authority of the Committee with respect to Awards to Grantees.

The Compensation Committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the Plan.

Eligibility. Any individual who is an employee (including any officer) of, a non-employee consultant to, or a non-employee director of, the Company or any subsidiary is eligible to participate in the Plan, subject to the discretion of the administrator. However, with respect to the grant of an incentive share option, an eligible person is any employee (including any officer) of the Company or any subsidiary.

Hong Kong individuals who meet the criteria under the Plan, including that they are employees (including any officer) of, non-employee consultants to, or non-employee directors of, the Company or any subsidiary is eligible to participate in the Plan may be granted options under Plan as described below.

Vesting Schedule. The plan administrator has discretion in making adjustment in the individual vesting schedules and other restrictions applicable to the Awards granted under the Plan. The vesting period is set forth in each Award agreement.

Exercise price. The Plan administrator has discretion in determining the price of the Awards, subject to a number of limitations. The Plan administrator has absolute discretion in making adjustments to the exercise price of Options.

Payment. The Plan administrator determines the methods by which payments by any recipient of any Awards under the Plan are made.

Transfer Restrictions. Except as permitted by the plan administrator, and subject to all the transfer restrictions under the applicable laws and regulations and restrictions set forth in the applicable award agreement, all Awards are not transferable or assignable.

Term of the Options. Subject to and consistent with the provisions of the Plan, the Committee, may grant deferred shares and/or restricted share units to a participant, in such amount and upon such terms as the Committee shall determine.

Term of the Options. It will continue in effect for a term of ten (10) years unless terminated earlier.

THE BOARD OF DIRECTORS RECOMMEND

A VOTE FOR

APPROVAL OF

THE EQUITY INCENTIVE PLAN PROPOSAL

PROPOSAL 4

THE ADJOURNMENT PROPOSAL

The adjournment proposal, if approved, will request the chairman of the Annual General Meeting (who has agreed to act accordingly) to adjourn the Annual General Meeting to a later date or dates to permit further solicitation of proxies. The adjournment proposal will only be presented to our shareholders in the event, based on the tabulated votes, there are not sufficient votes at the time of the Annual General Meeting to approve the proposals 1-3 in this proxy statement. If the adjournment proposal is not approved by our shareholders, the chairman of the meeting has the power to adjourn the Annual General Meeting to a later date in the event, based on the tabulated votes, there are not sufficient votes at the time of the Annual General Meeting to approve the proposals.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE ADJOURNMENT PROPOSAL

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

October 10, 2024	/s/ Pui Lung Ho
Pui Lung Ho
Chief Executive Officer